MONTHLY REPORT - May, 2012
                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                    This Month    Year to Date

Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts     $ (4,981,133)   (29,081,805)
   Change in unrealized gain (loss) on open          21,070,991     12,005,298
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury            (4,852)       (33,765)
         obligations
      Change in unrealized gain (loss) from U.S.         59,079        (23,435)
         Treasury obligations
    Interest income                                      74,665        410,807
    Foreign exchange gain (loss) on margin deposits     194,609        269,975
                                                   ------------   ------------
Total: Income                                        16,413,359    (16,452,925)

Expenses:
   Brokerage commissions                              3,407,657     18,178,531
   Management fee                                        54,178        268,212
   20.0% New Trading Profit Share                             0              0
   Custody fees                                             515         39,628
   Administrative expense                               169,396        872,566
                                                   ------------   ------------
Total: Expenses                                       3,631,746     19,358,937

Net Income (Loss) - May, 2012                  $     12,781,613    (35,811,862)

                  STATEMENT OF CHANGES IN NET ASSET VALUE

                                      Managing        Unit
                                       Owner         Holders          Total
Net Asset Value (572,248.804       $  9,208,482     621,394,504    630,602,986
   units) at April 30, 2012
Addition of 1,929.737 units on                0       2,180,654      2,180,654
   May 1, 2012
Redemption of (24,100.222) units              0     (26,992,133)   (26,992,133)
   on May 31, 2012*
Net Income (Loss) - May, 2012           233,863      12,547,750     12,781,613
                                   -------------   -------------   ------------

Net Asset Value at May 31,
2012 (550,245.154 units inclusive
of 166.835 additional units) 	   $   9,442,345    609,130,775    618,573,120
                 	           =============  =============  =============

		  GLOBAL MACRO TRUST MAY 2012 UPDATE

             May      Year to Date     Net Asset                    Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1    1.97%       (4.81)%      $   1,118.53   522,930.695  $ 584,911,076
Series 2    2.35%       (3.02)%      $   1,223.89       242.952  $     297,347
Series 3    2.37%       (2.91)%      $   1,230.18    25,822.169  $  31,766,000
Series 4    2.54%       (2.10)%      $   1,279.64     1,249.338  $   1,598,697


* Series 1 Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust




			   Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
                                Connecticut 06830-6233



			           June 8, 2012


Dear Investor:

The Trust was profitable in May as safe haven capital flows and deteriorating growth prospects in most of the world led to gains from trading interest rate, dollar currency, metals, and soft commodity futures. On the other hand, trading of stock index, non-dollar foreign exchange, energy, and grain futures was unprofitable.

Europe's debt crisis is in its third year and the specter of Greece leaving the euro area has stoked concern that the turmoil may intensify, imperiling global growth and undermining financial markets. Following an inconclusive May vote that buoyed the anti-austerity Syriza party that wants to void the terms of the international bailout, Greece holds a second election on June 17 that may imperil the Country's continued EU membership. In addition, statistical evidence has mounted that growth has been, and will continue to be, slower than hoped for not just in Europe but also in the BRIC's, other emerging markets, developed Asia and even in the U.S.

In this environment, a sizable demand for the safest investments drove higher the prices of German, U.S., U.K., Australian and Canadian government notes and bond futures, leading to sizable profits on long positions. Indeed, the yields on German, U.S. and U.K. ten year notes, among others, fell to post WWII record lows. A 1/2 point cut in the official rate by the Reserve Bank of Australia further underpinned the gains in Aussie bonds.

The flight to safety also boosted the U.S. dollar, leading to gains on long dollar positions versus numerous developed and emerging market currencies, especially the euro, Swiss franc, Swedish and Norwegian currencies, Indian rupee, Israeli shekel, Korean won, and Mexican peso. Short dollar trades against the Australian, Canadian, and New Zealand dollars, the pound sterling, Colombian peso and Turkish lira produced partially offsetting losses, and the positions were significantly reduced. Non-dollar foreign exchange trading was negative due to losses from long Australian dollar trades against sterling and the Canadian dollar, and short euro trades versus the Polish, Hungarian, Swedish and South African units.

As the growth outlook deteriorated, the prices of industrial metals fell and short positions were profitable. Gold prices also fell and a long position generated a loss and was reduced.

Short positions in cotton, coffee, sugar, cocoa and rubber were profitable as prices of soft commodities fell broadly.

Equity futures prices also experienced widespread declines and losses were sustained on long positions in U.S., Japanese, and South African indices in particular, and to a lesser extent on U.K., Australian, and German indices.
A short VIX trade also lost money when volatility increased as equity prices fell. Meanwhile, profits from short positions in Spanish, Italian and Canadian indices provided some offset.

Energy prices fell against the background of weakening growth and a stronger dollar, and long positions in crude and crude products produced losses and in most cases were closed or reversed. Natural gas trading was marginally negative.

Grain trading was negative as losses on long soybean, soybean meal and short wheat trades outweighed a small gain from a short soybean oil position. Non-trend trading of grains was slightly unprofitable. Short livestock positions also produced small losses.



					Very truly yours,

					Millburn Ridgefield Corporation
					 Harvey Beker, co-Chairman
					 George E. Crapple, co-Chairman